January 28, 2005

Mail Stop 0409

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer and Secretary
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama  35242

Re:	Medical Properties Trust, Inc.
      Amendment No. 1 to
      Registration Statement on Form S-11, Filed January 6, 2005
      Registration No. 333-119957

Dear Mr. Aldag:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. It is our position that all applicable Guide 5 requirements, including prior performance tables, must be included in the prospectus if the prospectus relates to a "blind pool" offering. If you do not identify specified uses for a substantial portion of the offering proceeds, we would consider this a "blind pool" offering.

2. We note your response to prior comments 3-5. Please provide all responsive information a reasonable time prior to printing the preliminary prospectus for our review and comment.

3. We note your responses to comments 7, 85, 91 and 98 and will await the inclusion of the requested information in your next amendment. Please supplementally advise us how you have addressed these comments in your next response letter.

Summary

Competitive Strengths, page 5

4. We note your response to prior comment 10 regarding your focused investment strategy as well as your property portfolio summary on page 2. We also refer to the fourth and sixth summary risk factor bullets. Considering that your portfolio is significantly concentrated by tenant and property type, please advise how you determined that you offer a more diversified portfolio strategy than your competitors.

      Summary Risk Factors, page 5

5. We refer to the last bullet on page 6. The prospectus has disclosed certain conflicts of interest of Friedman Billings Ramsey, your lead underwriter, beyond the customary underwriting commissions and discounts. These include prior investment banking and advisory relationships, contractual rights to provide these services to you in the future and significant stock ownership for which there is currently no liquid market. Please summarize these potential conflicts in one risk factor and identify the potential risks to investors resulting from these conflicts of interest.

6. Please revise this section as well as the cover page to briefly discuss the risk factor presented on page 32 regarding the fact that your loans to Vibra could be recharacterized as equity which could adversely affect your status as a REIT.

Risk Factors, page 16

We were formed in August 2003 and have a limited operating history;
our management has a limited history of operating a REIT and a public company and may therefore have difficulty in successfully and profitably operating our business, page 15

7. We note your disclosure that implies that you have not earned revenues nor do you have access to financing. In light of the rental revenues you receive and the $75 million credit facility you entered into, it is not clear what this disclosure refers to. Please revise or advise.

Our facilities are currently leased to only two tenants, and failure of either of these tenants to meet its obligations to us would have a material adverse effect on our revenues and our ability to make distributions to our stockholders, page 18

8. Please disclose the limits on the guarantees.
Our tenants and prospective tenants may have an option to purchase the facilities we lease to them which could disrupt our operations, page 19

9. Please revise the heading of this risk factor to make clear that your current tenants do have the option to repurchase the facilities leased to them. In addition, please revise the discussion to tailor this risk to the specific repurchase options your tenants have.

Provisions of Maryland law, our charter and our bylaws may prevent or deter changes in management and third-party acquisition proposals that you may believe to be in your best interest, depress our stock price or cause dilution, page 27

10. In drafting your charter it appears you determined to make your ownership limitation more restrictive than that required to ensure compliance with the REIT ownership rules. Consequently, it is not appropriate to characterize your charter ownership limitations as "assisting" in complying with the REIT rules. Please revise accordingly.
We may experience conflicts of interest with our officers and directors, which could result in our officers and directors acting other than in our best interest, page 28

11. We have reviewed the revisions you made in response to prior comment 35. Please further revise to indicate the basis for your estimate that the potential investment in this property could be as much as $20 million. Specifically, please disclose that you had prior negotiations regarding this property.

Distribution Policy, page 41

12. Please disclose the percentage of your 2004 dividends that represented a return of capital.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 45

      Reconciliation of Non-GAAP Financial Measures, page 49

13. We have read and considered your response to comment 21. The statement that your "leases generally have significant contractual escalations of base rents and therefore result in recognition of rental income that is not collected until future periods and costs that are deferred" should be expanded to include the substantive reason why AFFO provides useful information to investors. Please expand to disclose the substantive reason(s) why you believe that AFFO and your adjustments for these recurring items provides useful information to investors.

Liquidity and Capital Resources, page 50

14. Please clarify whether the loans you state will be necessary to acquire the Acquisition Facilities are limited to drawdowns from your existing credit facility. If not, please disclose whether or not you have loan commitments for the additional required indebtedness and the amount, if any, for which you do not have commitments.

Our Business

Our Company, page 53

15. Please disclose, if true, that you are in compliance with all the material financial covenants required under your credit facility with
Merrill Lynch.

Our Portfolio, page 67

16. Please revise the table to conform to any changes made to your pro forma financials, including with respect to the contractual base rent of your development properties.

	Vibra Facilities, page 68

17. Please supplementally advise us whether the purpose of the appraisal was to determine replacement value or if the appraisal also determined market value. If the appraisal determined a market value for the facilities, please disclose whether the price paid was more or less than this value.

18. Please disclose that the Vibra working capital loans originally matured in October 1, 2004, but have been extended twice and are now scheduled for repayment on January 31, 2005. In addition, please disclose the circumstances of the extensions, including whether Vibra has notified you, or if you are aware of, financial or operational issues that have limited Vibra`s ability to repay the loans.

Purchase Option, page 74

19. Please clarify whether the fair market valuation used in the event Stealth exercises the option in the 12 months following construction is the same as the appraisal valuation used following expiration of the lease.

20. Please briefly describe the mechanics of the appraisal process, including who selects the appraiser and who pays the costs.

Right of First Offer to Purchase, page 75

21. Please briefly describe the restrictions, if any, on your right to sell the property in the event Stealth elects not to purchase the property at your stated terms.

Management, page 77

	Executive Compensation, page 82

22. We note that your compensation committee has not yet determined your 2003 and 2004 bonuses. Please supplementally advise us the estimated aggregated total bonus amounts and when you expect they will be paid.

Registration Rights and Lock-Up Agreements, page 90

23. Please disclose that you have filed the resale registration statement.

24. Please supplementally advise us how the underwriters will require shareholders that are not participating in the offering to agree to a
60 day lock-up. For example, will the selling shareholders enter into an agreement that requires this?

United States Federal Income Tax Considerations, page 112

25. Since the tax opinion will be issued in 2005, please direct your counsel to revise its opinion to provide in substance that commencing with your tax year ended December 31, 2004 you have been organized in conformity with the requirements of qualification as a REIT, and that you have satisfied, and your proposed method of operations as described in the prospectus will enable you to continue to satisfy, the REIT requirements.

Underwriting, page 132

26. Please briefly describe the expenses to be paid by the selling stockholders.

Legal Matters, page 135

27. Please reference the REIT qualification and debt characterization opinions that will be delivered by your counsel.

Unaudited Pro Forma Consolidated Financial Information

      Adjustments for Unaudited Pro Forma Balance Sheet as of
September 30, 2004

28. We have read and considered your response to comment 83 and 84.
You state that your cost controls provide you a high level of assurance that the cost of the Houston development will not materially differ from the contracted amounts. However, the timing and effects of the construction of property prior to completion appears to be a forecast or projection of costs, and as such the impact of these transactions are generally too uncertain to meet the criteria under Article 11 of Regulation S-X to be factually supportable. Please explain or revise accordingly.

Adjustments for Unaudited Pro Forma Statement of Operations for the
Nine Months Ended September 30, 2004

29. Reference is made to Note 4 where you state rental income is based on the monthly base rent as stated in the lease agreement for each property. Please advise us supplementally and expand your disclosures if necessary, to clarify the recognition of rental income as disclosed is consistent with the recognition of rental income on a straight-line basis in accordance with SFAS 13.

      Adjustments for Unaudited Pro Forma Balance Sheet as of
December 31, 2003

30. Upon reviewing your response to comment 89, we continue to believe the presentation of a pro forma balance sheet for a period earlier than the latest balance sheet included in the filing is not consistent with the guidance in Article 11 of Regulation S-X. While certain disclosures related to balance sheet accounts would still be required (i.e. purchase price allocation, etc.), pro forma balance sheet information in the pro forma financial statements or selected financial data for periods not specified in Regulation S-X may be confusing to investors. Please revise accordingly in your next amendment.

Financial Statements

      Consolidated Balance Sheets, page F-13

31. Given the significance, consider disclosing the balance for each major class of depreciable real estate asset on the face of your financial statements to provide transparency. Reference is made to
Rule 5-02 of Regulation S-X.

      Note 3 - Property Acquisitions and Loans, page F-21

32. We read and considered your response to comment 93 and note your
representation that the management fee variable interests will absorb
a majority of the expected losses because it is subordinated to the
payment of interest and principal on the loans.  Please address the
following comments:
* Tell us how you determined the management fees represented variable
interests in accordance with paragraphs B18-B21 of FIN 46(R).
* Explain what cash flows were considered in evaluating which party
has the majority of the economics. In this regard, we note MPT is the primary source of capital for Vibra, and MPT will receive revenues from the leases (base rents and percentage rents) as well as loan arrangements with Vibra. Clarify how these cash flows were considered when determining another party (Vibra Management, LLC) is the primary beneficiary.  Quantify these amounts in relation to the
management fee to be received by Vibra Management, LLC.
* What analysis was performed to determine who would receive the majority of the expected residual returns? Your response only addresses the expected losses.
* Supplementally disclose to us the rights you have as the lender under the loan agreements. We note that you have extended the maturity date of the acquisition loans until January 1, 2005, have these amounts been collected?
* Clarify whether you have any contractual obligations to provide working capital loans to Vibra.
* What is the nature of financial support or investments provided to
Vibra from other parties, and quantify the amounts as appropriate. Contrast the financial investment by other parties with that of MPT.
* We note the guarantees under the loans are limited to $5 million for Mr. Hollinger. Are there any limitations of the other guarantors? Advise us on the ability of the guarantors to perform under guarantees in the event of default.
..
33. Explain the ownership structure of Vibra Management LLC, the management company, and its relationship to Vibra.

      Note 4 - Loans Payable, page F-22

34. Based on your response to comment 92, we note that you recorded the value of the warrants issued in conjunction with the private placement based on their intrinsic value. Tell us supplementally your basis in GAAP for valuing warrants issued to nonemployees using the intrinsic value method rather than an option-pricing model as prescribed under SFAS 123.

35. The guidance referenced in your response to comment 96 allows you to provide financial information of the tenant or another party that guarantees the lease payments upon meeting certain criteria. This should be based on financial information that will be most relevant to investors in assessing the creditworthiness of the transaction. As such, we reissue our previous comment to have you clarify why the financial statements of a newly formed tenant with a limited operating history would be more meaningful than financial statements of the guarantor or revise accordingly. Clearly explain what factors you used in assessing the credit risk associated with your investment decisions in these properties. In your response, please separately address each of the guarantors disclosed in your document (i.e. principal owner of Vibra, The Hollinger Group and Vibra Management,
LLC).

Exhibits

36. We note your response to prior comment 101. Please be aware that we will need sufficient time to review the legality, REIT and debt characterization opinions. Please consider providing us with draft copies of such opinions with your next amendment.

Directed Share Program

37. Please revise the legend on page 2 of the materials to reflect that there is a selling shareholder component to this offering.

38. Please revise the fourth paragraph to make clear that a
potential
purchaser may decline to accept shares when they are contacted by
FBR
after the registration statement has become effective.
*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew at (202) 942-2913 or Cicely
Luckey,
Reviewing Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1971 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Thomas O. Kolb, Esq. (via facsimile)
	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

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Medical Properties Trust, Inc.
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